Exhibit (a)(1)(xxiii)

Takeda and TiGenix Announce Results of First Acceptance Period for the Voluntary and Conditional Public Takeover Bid of TiGenix and Commencement of Second Acceptance Period

•	The number of Securities tendered into the Bid, together with all Securities owned by Takeda and its affiliates, represents or gives access to 90.83% of the voting rights represented or given access to by all of the outstanding Securities on a fully diluted basis.

•	Takeda announces that the conditions of the Bid have been satisfied.

•	Takeda will accept for payment all Securities validly tendered and not withdrawn during the first acceptance period.

•	Takeda will provide for a second acceptance period during which holders of Securities not previously tendered into the Bid prior to the expiration of the first acceptance period may tender their Securities into the Bid.

•	The second acceptance period for the Belgian Offer will commence on June 20, 2018, and will expire on July 3, 2018, subject to any extension. The second acceptance period for the U.S. Offer will commence today, June 6, 2018, and will expire on July 3, 2018, subject to any extension.

Osaka, Japan and Leuven, Belgium, June 6, 2018, 7:00 am CEST – Takeda Pharmaceutical Company Limited (“Takeda”) and TiGenix NV (Euronext Brussels and Nasdaq: TIG) (“TiGenix”) today announced the results of the first acceptance period of Takeda’s previously announced tender offer (the “Bid”) in cash for all outstanding ordinary shares (“Ordinary Shares”), warrants (“Warrants”) and American Depositary Shares (“ADSs,” and together with the Ordinary Shares and the Warrants, the “Securities”) of TiGenix that are not yet owned by Takeda and its affiliates, which expired as scheduled on May 31, 2018, at 4 p.m. CEST/10 a.m. EDT.

The Bid, which is being made pursuant to the offer and support agreement entered into between Takeda and TiGenix on January 5, 2018 (the “Offer and Support Agreement”), is comprised of two separate offers – (i) an offer to all holders of Ordinary Shares and Warrants in accordance with the applicable law in Belgium (the “Belgian Offer”) and (ii) an offer to holders of Ordinary Shares who are resident in the U.S. in accordance with applicable U.S. law and to holders of ADSs wherever located (the “U.S. Offer”).

Takeda confirmed that, as of the expiration of the first acceptance period on May 31, 2018, a total of 256,657,251 Ordinary Shares (including 20,621,280 Ordinary Shares represented by ADSs) and a total of 11,941,130 Warrants had been validly tendered into the Bid and not withdrawn. As a result, taking into account all Securities owned by Takeda and its affiliates, following settlement of the Securities tendered in the first acceptance period, Takeda will hold 90.62% of all Ordinary Shares (including Ordinary Shares represented by ADSs) and 90.83% of the voting rights represented or given access to by all the Ordinary Shares, Warrants and ADSs on a fully diluted basis as of the expiration of the first acceptance period. Takeda further confirmed that the conditions for completion of the Bid have been satisfied. Payment for the Ordinary Shares, Warrants and ADSs validly tendered and not withdrawn in the first acceptance period is currently expected to commence on June 8, 2018.

“Takeda and TiGenix share a common mission of advancing innovative therapies to improve the lives of patients with gastrointestinal disorders, and we are pleased to welcome TiGenix to Takeda with the close of this deal,” said Asit Parikh, Head of Takeda’s Gastroenterology Therapeutic Area Unit. “This is an exciting step forward as we expand our global, late-stage GI pipeline and strengthen our presence in the U.S. specialty care market. This deal is the extension of a successful partnership, and we look forward to expanding on TiGenix’s expertise in stem cells to bring new treatments to patients.”

“We are very pleased with the successful result of the first acceptance period for the takeover bid from Takeda,” said Eduardo Bravo, CEO of TiGenix. “We believe this is a positive step for TiGenix’ security holders and reflects the true value of our dedication to patients over the last few years. TiGenix’ expertise can help Takeda accelerate its ambition to develop novel stem cell therapies. As a patient-centric company, we are confident that Takeda has the best capabilities and resources to ensure access to these novel therapies for patients worldwide.”

Opening of the second acceptance period

Takeda is required under article 35, 1° of the Belgian Royal Decree on Public Takeover Bids (and the Offer and Support Agreement) to provide for a second acceptance period during which holders of Securities not previously tendered into the Bid prior to the expiration of the first acceptance period may tender their Securities into the Bid.

The second acceptance period for the Belgian Offer will commence on June 20, 2018, at 9 a.m. CEST, and the second acceptance period for the U.S. Offer will commence today, June 6, 2018, at 9 a.m. EDT and is scheduled to expire for both the Belgian Offer and the U.S. Offer, subject to any extension, on July 3, 2018, at 4 p.m. CEST/10 a.m. EDT, respectively. The results of the second acceptance period are expected to be published on July 6, 2018. Payment for the Ordinary Shares, Warrants and ADSs validly tendered and not withdrawn in the second acceptance period is currently expected to commence on July 10, 2018.

During the second acceptance period, holders of Ordinary Shares, Warrants and ADSs can tender their Securities in the Bid by following the instructions set out in the prospectus or the tender offer statement on Schedule TO, as applicable to them.

Squeeze-out and delisting

Following expiration of the second acceptance period, Takeda intends to launch a simplified squeeze-out in accordance with articles 42 and 43 of the Belgian Royal Decree on Public Takeover Bids and article 513 of the Belgian Companies Code, if the conditions for such squeeze-out are met. Following the squeeze-out, TiGenix will become a wholly owned subsidiary of Takeda, the Ordinary Shares will be automatically delisted from Euronext Brussels and Takeda intends to effect the delisting of the ADSs from the Nasdaq Global Select Market. If the conditions for a squeeze-out are not met, Takeda nonetheless intends to effect the delisting of the Ordinary Shares from Euronext Brussels and the delisting of the ADSs from the Nasdaq Global Select Market, as permitted by law and applicable regulations.

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Media Contacts – Takeda:

Kazumi Kobayashi

Media in Japan

T: +81 3 3278 2095

kazumi.kobayashi@takeda.com

Luke Willats

Media outside of Japan

T: +41 44 555 1145

luke.willats@takeda.com

Media Contacts – TiGenix:

Claudia Jiménez

Senior Director, Investor Relations and Communications

T: +34 91 804 9264

claudia.jimenez@tigenix.com

Media enquiries

Consilium Strategic Communications

T: +44 20 3709 5700

tigenix@consilium-comms.com

Takeda’s Commitment to Gastroenterology

Gastrointestinal (GI) diseases can be complex, debilitating and life-changing. Recognizing this unmet need, Takeda and our collaboration partners have focused on improving the lives of patients through the delivery of innovative medicines and dedicated patient disease support programs for over 25 years. Takeda aspires to advance how patients manage their disease. Additionally, Takeda is leading in areas of gastroenterology associated with high unmet need, such as inflammatory bowel disease, acid-related diseases and motility disorders. Our GI research & development team is also exploring solutions in celiac disease, advanced liver disease and microbiome therapies.

About Takeda Pharmaceutical Company Limited

Takeda Pharmaceutical Company Limited (TSE: 4502) is a global, research and development-driven pharmaceutical company committed to bringing better health and a brighter future to patients by translating science into life-changing medicines. Takeda focuses its R&D efforts on oncology, gastroenterology and neuroscience therapeutic areas plus vaccines. Takeda conducts R&D both internally and with partners to stay at the leading edge of innovation. Innovative products, especially in oncology and gastroenterology, as well as Takeda’s presence in emerging markets, are currently fueling the growth of Takeda. Approximately 30,000 Takeda employees are committed to improving quality of life for patients, working with Takeda’s partners in health care in more than 70 countries. For more information, visit https://www.takeda.com/newsroom/.

About TiGenix

TiGenix NV (Euronext Brussels and NASDAQ: TIG) is an advanced biopharmaceutical company developing novel therapies for serious medical conditions by exploiting the anti-inflammatory properties of allogeneic, or donor-derived, stem cells. TiGenix is headquartered in Leuven (Belgium) and has operations in Madrid (Spain) and Cambridge, MA (USA). For more information, please visit http://www.tigenix.com.

Forward-looking information

This press release may contain forward-looking statements and estimates with respect to the anticipated future performance of TiGenix and the market in which it operates and statements regarding the expected consummation of the tender offer, which involves a number of risks and uncertainties, including the satisfaction of closing conditions for the tender offer, the possibility that the transaction will not be completed, the impact of general economic, industry, market or political conditions, and the other risks and uncertainties discussed in TiGenix’s public filings with the SEC, including the “Risk Factors” section of TiGenix’s Form 20-F filed on April 16, 2018, as well as the tender offer documents filed by Takeda on April 30, 2018, as amended or supplemented from time to time, and the solicitation/recommendation statement filed by TiGenix on April 30, 2018, as amended or supplemented from time to time. Certain of these statements, forecasts and estimates can be recognized by the use of words such as, without limitation, “believes”, “anticipates”, “expects”, “intends”, “plans”, “seeks”, “estimates”, “may”, “will” and “continue” and similar expressions. They include all matters that are not historical facts. Such statements, forecasts and estimates are based on various assumptions and assessments of known and unknown risks, uncertainties and other factors, which were deemed reasonable when made but may or may not prove to be correct. Actual events are difficult to predict and may depend upon factors that are beyond TiGenix’s control. Therefore, actual results, the financial condition, performance, timing or achievements of TiGenix, or industry results, may turn out to be materially different from any future results, performance or achievements expressed or implied by such statements, forecasts and estimates. Given these uncertainties, no representations are made as to the accuracy or fairness of such forward-looking statements, forecasts and estimates. Furthermore, forward-looking statements, forecasts and estimates only speak as of the date of the publication of this press release. Takeda and TiGenix disclaim any obligation to update any such forward-looking statement, forecast or estimates to reflect any change in TiGenix’s expectations with regard thereto, or any change in events, conditions or circumstances on which any such statement, forecast or estimate is based, except to the extent required by Belgian law.

This communication constitutes communication within the scope of article 31 and 33 of the Belgian Law of April 1, 2007 on public takeover bids.

Prospectus and Response Memorandum

The prospectus and the response memorandum have been approved by the Financial Services and Markets Authority on April 24, 2018. The prospectus (including the acceptance form and the response memorandum) is available free of charge by calling +32 (0)2 433 41 13. An electronic version of the prospectus (including the acceptance form and the response memorandum) is also available on the websites of BNP Paribas Fortis SA/NV (www.bnpparibasfortis.be/epargneretplacer (French and English) and www.bnpparibasfortis.be/sparenenbeleggen (Dutch and English)), Takeda (http://www.takeda.com/newsroom) and TiGenix (http://tigenix.com/takeda-takeover-bid).

Important Additional Information for U.S. Investors

The tender offer for the Ordinary Shares, Warrants and ADSs has commenced. This communication is for informational purposes only and is neither a recommendation, an offer to purchase nor a solicitation of an offer to sell any securities of TiGenix.

Security holders of TiGenix are urged to read the offer documents which are available at www.sec.gov. The U.S. Offer is being made pursuant to an offer to purchase and related materials. Takeda has filed a tender offer statement on Schedule TO with the SEC with respect to the U.S. Offer on April 30, 2018, as amended or supplemented from time to time. TiGenix has filed a solicitation/recommendation statement on Schedule 14D-9 with the SEC with respect to the U.S. Offer on April 30, 2018, as amended or supplemented from time to time.

Holders of ADSs and Ordinary Shares subject to the U.S. Offer who wish to participate in the U.S. Offer, are urged to carefully review the documents relating to the U.S. Offer that has been filed by Takeda with the SEC, as amended or supplemented from time to time, since these documents contain important information, including the terms and conditions of the U.S. Offer. Holders of ADSs and Ordinary Shares subject to the U.S. Offer who wish to participate in the U.S. Offer, are also urged to read the related solicitation/recommendation statement on Schedule 14D-9 relating to the U.S. Offer that has been filed with the SEC by TiGenix, as amended or supplemented from time to time, since it contains important information. You may obtain a free copy of these documents and other documents at the SEC’s website at www.sec.gov. Investors and security holders may also obtain free copies of the solicitation/recommendation statement on Schedule 14D-9, as amended or supplemented from time to time, and other documents filed with the SEC by TiGenix at www.tigenix.com. The Schedule TO, including the offer to purchase and related materials, and the Schedule 14D-9, including the solicitation/recommendation statement, may also be obtained for free by contacting Georgeson LLC, the information agent for the tender offer, at +1 866 391 6921/tig-offer@georgeson.com. In addition to the offer and certain other tender offer documents, as well as the solicitation/recommendation statement, TiGenix files reports and other information with the SEC. You may read and copy any reports or other information filed by TiGenix at the SEC Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. TiGenix’s filings at the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

YOU SHOULD READ THE FILINGS MADE BY TAKEDA AND TIGENIX WITH THE SEC CAREFULLY BEFORE MAKING A DECISION CONCERNING THE U.S. OFFER.